Exhibit 5

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2008, filed with the SEC on August 14, 2009, as the Annual Report may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

SELECTED COLOMBIAN ECONOMIC INDICATORS

	2004		2005		2006		2007		2008

Domestic Economy
Real GDP Growth (percent)(1)		4.7%		5.7%		6.9%		7.5%		2.4%
Gross Fixed Investment Growth (percent)(1)(2)		13.7		21.2		17.2		15.2		8.5
Private Consumption Growth (percent)(1)(2)		3.7		4.7		6.8		7.6		2.5
Public Consumption Growth (percent)(1)(2)		4.6		6.4		4.2		4.5		1.3
Consumer Price Index(3)		5.5		4.9		4.5		5.7		7.7
Producer Price Index(3)		4.6		2.1		5.5		1.3		9.0
Interest Rate (percent)(4)		7.8		7.0		6.3		8.0		9.5
Unemployment Rate (percent)(5)		12.8		12.0		12.8		10.2		10.9
Balance of Payments	(millions of U.S. dollars)
Exports of Goods (FOB)(6)		$16,442		$20,818		$23,930		$29,381		$37,095
Oil and its derivatives(6)		4,227		5,559		6,328		7,318		12,204
Coffee(6)		949		1,471		1,461		1,714		1,883
Imports of Goods (FOB)(6)		15,324		19,431		23,976		30,100		36,313
Current Account Balance(6)		(906)		(1,882)		(2,983)		(5,837)		(6,761)
Net Foreign Direct Investment(6)		2,873		5,590		5,558		8,136		8,406
Net International Reserves		13,536		14,947		15,436		20,949		24,030
Months of Coverage of Imports (Goods and Services)		8.2		7.2		6.1		6.7		6.5
Public Finance(7)	(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(8)	Ps.	128,912	Ps.	150,485	Ps.	169,154	Ps.	195,727	Ps.	193,195
Non-financial Public Sector Expenditures (8)	Ps.	129,654	Ps.	151,940	Ps.	170,485	Ps.	201,268	Ps.	191,828
Non-financial Public Sector Primary Surplus/(Deficit)(9)		8,506		10,509		11,679		13,072		17,022
Percent of GDP(7)		3.1%		3.3%		3.2%		3.0%		3.6%
Non-financial Public Sector Fiscal Surplus/(Deficit)		(3,586)		(954)		(3,162)		(4,322)		342
Percent of GDP(7)		(1.1)%		(0.2)%		(0.8)%		(1.0)%		0.1%
Central Government Fiscal Surplus/ (Deficit)		(13,985)		(13,753)		(13,069)		(11,613)		(11,607)
Percent of GDP(7)		(4.6)%		(4.0)%		(3.4)%		(2.7)%		(2.3)%
Public Debt(10)
Public Sector Internal Funded Debt (billions of pesos)(11)	Ps.	99,354	Ps.	117,126	Ps.	124,206	Ps.	132,433	Ps.	140,065
Percent of GDP(1)		33.2%		34.9%		32.4%		30.7%		29.4%
Public Sector External Funded Debt (millions of dollars)(12)		$25,015		$23,353		$25,889		$27,923		$28,556
Percent of GDP(1)		20.0%		15.9%		15.1%		13.0%		13.4%

1:	Figures calculated using new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices.
2:	Figures for 2007 and 2008 are estimated.
3:	Percentage change over the twelve months ended December 31 of each year.
4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).

5:	Refers to the average unemployment rates in the thirteen largest cities in Colombia in December of each year.
6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2004 through 2008. Imports and exports of goods do not include “special trade operations.”
7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Figures given as a percentage of GDP are calculated using a new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices.
8:	The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation. See “Recent Developments—Public Sector Finance.”
9:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.
10:	Figures for 2008 are subject to revision. Exchange rates at December 31 of each year.
11:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
12:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and Consejo Superior de Política Fiscal (“CONFIS”)

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to GDP decreased from 36.0% at December 31, 2006, to 32.3% at December 31, 2007, and to 31.9% at December 31, 2008, but increased to 33.8% at June 30, 2009.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 32.5% at December 31, 2006, 29.1% at December 31, 2007, 31.0% at December 31, 2008, and 32.9% at June 30, 2009.

The dynamics of the economic growth, fiscal adjustments and privatizations, as well as the active liability management carried out by the Government in the local and international markets during recent years, have contributed to a general reduction of the overall debt of the Republic as a percentage of GDP in spite of recent increases. Although the Colombian government expects to keep this ratio on a downward trend in the following years, no assurance can be given that this goal will be achieved. In September 2009, the Government revised its estimate of the Central Government deficit for 2009 from 3.7% of GDP to 4.0% of GDP and its estimate of the consolidated public sector deficit for 2009 from 2.3% of GDP to 2.6% of GDP.

In September 2009, both houses of Congress approved legislation calling for a national referendum on amending the constitution to allow President Uribe to seek re-election for a third term. The legislation is currently before the Constitutional Court for review. The court has 120 days to decide whether legislators met all the requirements for proposing a constitutional amendment. If the Constitutional Court approves the legislation, at least 25 percent of voters would have to cast ballots for the referendum to be valid. The next presidential election is in May 2010.

In July 2008, the Colombian Constitutional Court issued a decision requiring that the Government undertake a series of remedial actions with respect to the current health system. These actions were to be carried out on a timetable proposed by the Government that would fulfill the obligation to equalize the benefits under the Plan Obligatorio de Salud (POS), a compulsory health insurance system for individuals that are formally employed or earn more than twice the minimum wage, and the Plan Obligatorio de Salud Subsidiado (POSS), a subsidized health plan. The Government believes that the court’s decision requires a comprehensive revision of the health system and is currently designing the changes to the health system that would achieve efficiency in the use and rationalization of the resources allocated to the health sector without compromising Colombia’s medium-term fiscal sustainability while carrying out the Constitutional Court’s ruling.

Internal security

In recent years, violence and terrorism by guerilla organizations generally have shown a decreasing trend. Incidents of homicides decreased from 20,210 in 2004 to 18,111 in 2005, 17,479 in 2006, 17,198 in 2007 and further to 16,140 in 2008. Incidents of kidnapping decreased from 1,440 in 2004 to 800 in 2005, 687 in 2006, 521 in 2007, and further to 437 in 2008. Incidents of terrorism generally have been declining, although some increases were seen in 2006 and 2008, from 724 in 2004 to 612 in 2005, 646 in 2006, 316 in 2007 and 347 in 2008. In September 2009, the Government announced that for the twelve-month period ended July 31, 2009, homicides and kidnapping declined by 3.1% and 44.6%, respectively, as compared to the corresponding period in 2008. For the twelve-month period ended July 31, 2009, incidents of terrorism decreased by 9.0% compared to the corresponding period in 2008. For the seven-month period ended July 31, 2009, homicides and kidnapping decreased by 2% and 59.7%, respectively, and incidents of terrorism decreased by 12.9%, compared to the corresponding period in 2008.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

According to preliminary figures, real GDP grew approximately 7.5% in 2007, approximately 2.4% in 2008 and decreased approximately 0.5% during the first half of 2009. During 2007, the sectors that experienced the largest increases in real growth were construction, which grew by 11.5%, and transportation, storage and communications, which grew by 11.0%. During 2008, the sectors that experienced the largest real growth increase were financial services (9.5%), mining (7.3%) and transportation, storage and communications (4.0%). The sectors that experienced the largest decreases in real growth were manufacturing (1.8%) and construction (0.3%). During the first half of 2009, the sectors that experienced the largest real growth increase were mining (10.6%), construction (7.7%) and financial services (4.6%). The sectors that experienced the largest decreases in real growth were manufacturing (8.9%), retail, restaurants and hotels (3.3%) and agriculture, livestock, fishing, forestry and hunting (1.2%).

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2006 through August 2009, according to the most recent methodology adopted by the DANE.

Monthly Unemployment Rates for the 13 Largest Urban Areas (1)

	2006	2007	2008	2009
January	15.8%	14.4%	12.3%	14.9%
February	14.1	12.9	12.6	13.6
March	12.2	12.5	12.0	13.5
April	12.8	11.6	11.3	12.9
May	13.1	11.3	11.7	12.4
June	12.5	11.6	11.7	13.0
July	12.9	11.2	11.9	12.8
August	12.6	11.3	11.4	13.1
September	12.6	10.5	11.3	n/a
October	12.5	10.2	11.0	n/a
November	11.1	8.9	10.4	n/a
December	12.8	10.3	10.9	n/a

n/a - Not available.

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, for the first half of 2009, Colombia’s current account registered a U.S$1,727 million deficit, compared to a U.S. $2,429 million deficit for the same period in 2008. The decrease in the current account deficit was mainly due to a reduction in the income outflows. The decrease in income outflows was principally due to fewer remittances of profits and dividends of foreign companies in Colombia to their head offices abroad. For the first half of 2009, the capital account registered a U.S. $1,878 million surplus, compared to a U.S. $3,892 million surplus for the same period in 2008. This decrease was mainly caused by a reduction in net foreign direct investment.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

Current Account	For the Year Ended December 31, 2007(2)		For the Year Ended December 31, 2008(2)		For the Six Months Ended June 30, 2008(2)		For the Six Months Ended June 30, 2009(2)
	(in millions of U.S. dollars)

Exports (FOB)
Oil and its Derivatives	U.S. $	7,318	U.S. $	12,204	U.S. $	6,359	U.S. $	3,839
Coffee		1,714		1,883		1,062		841
Coal		3,495		5,043		2,545		2,881
Nickel		1,680		864		532		306
Gold and emeralds(3)		458		1,045		455		672
Nontraditional(4)		14,716		16,056		7,819		6,762

Total Exports		29,381		37,095		18,772		15,300
Imports (FOB)
Consumer Goods		6,056		6,801		3,110		2,754
Intermediate Goods		12,888		16,060		7,673		5,571
Capital Goods		11,156		13,451		6,517		6,101

Total Imports (FOB)		30,100		36,313		17,300		14,426
Special Trade Operations (Net)(5)		122		208		90		246
Trade Balance		(596)		990		1562		1,120
Services (Net)(6)
Inflow		3,636		4,042		1,961		2,014
Outflow		6,243		7,171		3,399		3,086

		(2,607)		(3,129)		(1,438)		(1,072)
Income (Net)(7)
Inflow		1,860		1,686		885		629
Outflow		9,725		11,823		6,127		4,707

		(7,865)		(10,138)		(5,242)		(4,078)
Transfers (Net)		5,231		5,515		2,689		2,303

Total Current Account		(5,837)		(6,761)		(2,429)		(1,727)
Capital Account
Foreign Direct Investment (Net)(8)		8,136		8,406		4,640		2,247
Portfolio Investment (Net)(9)		891		(1,090)		(977)		2,884
Loans (Net)(10)		1,667		1,551		504		(1,689)
Commercial Credits (Net)		(121)		292		(17)		(514)
Leasing (Net)(10)		110		272		5		237
Other (Net)(10)		(317)		122		(263)		(1,287)
Other Long Term Financing		(20)		(1)		0		0
Special Capital Flows (Net)(11)		0		0		0		0

Total Capital Account		10,347		9,552		3,892		1,878
Errors and Omissions		204		(153)		144		(338)

Change in Gross International Reserves	U.S. $	4,714	U.S. $	2,638	U.S. $	1,606	U.S. $	(187)

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).

(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

On November 22, 2006, the United States and Colombia signed a free trade agreement that had been under discussion since the middle of 2004. The benefits of the free trade agreement are intended to extend and expand the benefits received under the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, a U.S. law which is set to expire by December 31, 2009. In order for the agreement to take effect, however, it must be approved by each country’s legislature. On June 14, 2007, the Colombian Congress approved the Free Trade Agreement. Following the approval from Congress, on July 4, 2007, the President signed the law authorizing the Free Trade Agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. After the declaration of the Constitutional Court, no further Colombian governmental approvals are needed. As a result of expected delays in the approval process by the United States Congress, the Government has focused its efforts on seeking an extension of the ATPDEA. No assurance can be given that the ATPDEA will be extended.

On July 28, 2009, President Hugo Chávez of Venezuela announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between the nations, as a result of allegations made by President Uribe of an alleged weapons delivery from the Venezuelan Army to the FARC. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia but expressed disagreement over President Uribe’s decision to permit U.S. military personnel to use Colombian military bases in Colombia. Although Colombia and Venezuela continue to be significant trading partners of each other, both countries have recently been pursuing a policy of diversification of their trading counterparties.

Monetary System

Financial Sector

At August 31, 2009, Colombia’s financial sector had a total gross loan portfolio of Ps. 132.9 trillion, compared to Ps. 124.5 trillion at August 31, 2008. Past-due loans amounted to Ps. 6.25 trillion at August 31, 2009, as compared to Ps. 5.12 trillion at August 31, 2008, an increase of 22.1%. Past-due loans were 4.7% of total loans at August 31, 2009, as compared to 4.1% at August 31, 2008. Provisions covering past-due loans increased from 115.8% at August 31, 2008 to 117% at August 31, 2009.

The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 13.57% of risk-weighted assets at August 31, 2008, to 14.16% at August 31, 2009. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 132.5 trillion at August 31, 2008 to Ps. 149.8 trillion at August 31, 2009.

The following table shows the results of the financial sector as of, and for the twelve-month period ended, August 31, 2009:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the twelve-month period ended, August 31, 2009)

	Assets		Liabilities		Net Worth		Earnings
Private Sector Institutions(1)	Ps.	214,708,340	Ps.	185,073,258	Ps.	29,635,082	Ps.	3,652,532
Public Sector Institutions		12,469,463		11,462,806		1,006,657		263,704
Special State-Owned Institutions(2)		33,183,412		27,779,165		5,404,247		612,790

Total(3)	Ps.	227,177,803	Ps.	196,536,064	Ps.	30,641,739	Ps.	3,916,237

Totals may differ due to rounding.

(1)	Includes cooperatives.
(2)	Includes Special Financing Institutions but not Banco de la República.
(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

Interest rates and inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) at December 31, 2008 was 10.2%, as compared to 9.0% at December 31, 2007. The average DTF decreased to 4.9% in September 2009, as compared to 9.9% in September 2008.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2008 was 7.7%, as compared to 5.7% in 2007. The CPI at September 30, 2009 was 3.2%, as compared to 7.6% at September 30, 2008.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2008 was 9.0%, as compared to 1.3% for 2007. The PPI at September 30, 2009 was -1.5%, as compared to 9.8% at September 30, 2008.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)

2007
January	4.7	5.0	6.6
February	5.3	4.9	6.7
March	5.8	4.3	7.4
April	6.3	2.3	7.3
May	6.2	0.6	7.4
June	6.0	-1.0	8.0
July	5.8	-1.9	8.1
August	5.2	-1.6	8.4
September	5.0	-0.9	8.8
October	5.2	-0.6	8.5
November	5.4	0.4	8.5
December	5.7	1.3	8.9

2008
January	6.0	2.3	9.1

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
February	6.4	3.9	9.2
March	5.9	3.4	9.6
April	5.7	3.8	9.8
May	6.4	5.4	9.6
June	7.2	8.0	9.7
July	7.5	9.6	9.6
August	7.9	9.0	10.0
September	7.6	9.8	9.9
October	7.9	11.8	10.0
November	7.7	11.0	10.1
December	7.7	9.0	10.2

2009(3)
January	7.2	6.2	9.7
February	6.5	6.2	9.0
March	6.1	6.8	8.2
April	5.7	6.6	7.1
May	4.8	5.3	6.2
June	3.8	2.7	5.5
July	3.3	1.4	5.1
August	3.1	1.0	5.1
September	3.2	-1.5	4.9

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the DTF, as calculated by the Financial Superintendency.
(3)	Beginning January 2009, the CPI will be measured using December 2008 as the base figure.

Sources: DANE and Banco de la República.

On September 25, 2009, Banco de la República reduced the discount rate by 50 basis points, decreasing the discount rate from 4.5% to 4.0%. Banco de la República believes that the weakening of internal demand and the lower prices of commodities abroad have reduced the inflationary pressures and have resulted in greater flexibility for monetary easing in order to stimulate the economy.

Foreign exchange rates and international reserves

Exchange rates. On September 30, 2009, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,922.00 = U.S. $1.00, as compared to Ps. 2,174.62 = U.S. $1.00 on September 30, 2008. For the first nine months of 2009, the Representative Market Rate reached a high of Ps. 2,596.37 = U.S. $1.00 on February 25, 2009 and a low of Ps. 1,911.66 = U.S. $1.00 on September 24, 2009. For 2008, the Representative Market Rate reached a high of Ps. 2,386.48 = U.S. $1.00 on October 25, 2008 and a low of Ps. 1655.42 = U.S. $1.00 on June 18, 2008.

International reserves. At August 31, 2009, net international reserves were U.S. $25.2 billion. Net international reserves increased from U.S. $20.9 billion at December 31, 2007 to U.S. $24.0 billion at December 31, 2008. Between January and December 2008, Banco de la República bought a total of U.S. $2,146.7 million directly from the market in order to control the peso appreciation, including U.S. $965.5 million for volatility control and accumulation of international reserves. During the first eight months of 2009, Banco de la República intervened in the market through the net purchase of U.S. $170.9 million to control volatility.

As established by Decree 4646 of 2006 and in accordance with the technical criteria established by Resolution No. 137 of January 27, 2007, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, among other measures, derivatives operations that consist of swaps and forwards over foreign exchange. As of September 30, 2009, the General Directorate of Public Credit and the National Treasury had no outstanding net bought position in forward contracts.

Public Sector Finance

General

From January to July 2009, tax revenues were consistent with the Government’s estimate. By August 2009, however, tax revenues were below the initial target set by the Government. The decline in tax revenues was mainly due to a decrease in foreign taxes as a result of a greater than expected decrease in imports and volatility of the exchange rate. As a result, on September 8, 2009, the Government revised its estimate of the Central Government fiscal deficit for 2009 from 3.7% of GDP to 4% of GDP, and subsequently also revised its estimate of the consolidated public sector deficit for 2009 from 2.3% of GDP to 2.6% of GDP.

Decisions on government financing

The Government plans to sell its interest in Isagen, a power generation company, to fund budgetary needs for 2009. Even though the sale of its stake in Isagen is expected to occur by the end of 2009, the proceeds from the sale (which are expected to be approximately Ps. 3.0 trillion) will be received at the beginning of 2010. The revenues from the sale will therefore constitute a source of funding for 2010.

In order to compensate for the higher than expected fiscal deficit for 2009 and the delay in the privatization of Isagen, which was expected to occur by October 2009, the Government’s additional financing requirements (Ps. 4.4 trillion) for 2009 are expected to be obtained through an increase in the issuance of debt securities by the Government in the domestic capital markets (Ps. 4 trillion) and a decrease in the cash account balance of the National Treasury at the end of 2009 of Ps. 0.4 trillion.

According to preliminary figures, for the year ended December 31, 2008, Colombia’s Central Government fiscal deficit decreased to 2.3% of GDP, compared to a deficit of 2.7% of GDP in 2007. According to preliminary figures, Colombia’s non-financial public sector balance in 2008 was a surplus of 0.1% of GDP, compared to a deficit of 1.0% of GDP in 2007. The principal public sector finance statistics for 2008 and 2009 are as follows:

Principal Public Sector Finances Statistics (% of GDP)

	Budget 2008(1)	Actual 2008	Budget 2009(2)(3)
Non-financial Public Sector Balance	(0.9)%	0.1%	(2.6)%
Central Government	(2.6)	(2.3)	(4.0)
Other Public Sector Entities	1.7	2.4	1.4
Central Bank Balance	0.2	0.3	0.0
Fogafín Balance	0.1	0.1	0.2
Financial Sector Restructuring Costs	(0.3)	(0.3)	(0.2)
Statistical Discrepancies	0.0	(0.3)	0.0
Consolidated Public Sector Balance	(0.8)	(0.1)	(2.6)

Totals may differ due to rounding.

(1)	Figures calculated by CONFIS in June 2008 in connection with the release of the Medium Term Fiscal Framework 2008 adjusted for new methodology implemented by DANE in 2008, with 2000 as the base year for calculating constant prices.
(2)	Preliminary figures.
(3)	Central Government deficit for 2009 was revised on September 8, 2009 from 3.7% of GDP to 4.0% of GDP. As a result, the figure for Consolidated Public Sector Balance also was revised in order to reflect the adjustment made at the Central Government level. Thus, the estimated consolidated public sector deficit for 2009 was revised from 2.3% of GDP to 2.6% of GDP.

The following table shows the principal budget assumptions for 2009 revised as of June 14, 2009.

Principal 2009 Budget Assumptions(1)

	2009 Budget Assumptions

Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps.	502,346

Real GDP Growth		0.5%
Inflation
Domestic Inflation (producer price index)(2)		5.0%
Domestic Inflation (consumer price index)(2)		5.0%
External Inflation(3)		-4.4%
Real Devaluation (average)		9.28%
Interest Rates
Prime (United States)		4.4%
LIBOR (six month)		1.5%
Export Prices(3)
Coffee (ex-dock) ($/lb.)		1.39
Oil ($/barrel) (Cusiana)		43.77
Coal ($/ton)		53.06
Ferronickel ($/lb.)		1.59

(1)	Figures correspond to statistics released by the Ministry of Finance and Public Credit only to public entities in Colombia.
(2)	End of period. Calculated using a projected change in the producer price index for 2009.
(3)	“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of May 2009, the following are the weights assigned to each of Colombia’s major trading partners: United States (46.4%), Venezuela (11.7%), Mexico (4.1%), Brazil (3.8%), Ecuador (3.9%), Switzerland (3.4%), Germany (3.3%), Peru (2.6%), Panama (2.6%), Chile (3.0%), Japan (2.5%), Spain (2.0%), The Netherlands (2.1%), United Kingdom (1.6%), Canada (1.5%), Italy (1.5%), France (1.2%), Belgium (1.1%), Argentina (0.9%) and Sweden (0.7%). For the first quarter of 2009, Colombia’s main export destinations (and corresponding percentage of total exports) were: United States (31.6%), Venezuela (18.2%), European Union (17.0%), Ecuador (4.0%), Peru (2.6%), Chile (2.0%), Brazil (1.9%), Mexico (1.8%), China (1.4%), Japan (1.2%) and others (18.3%) . For the first quarter of 2009, Colombia’s main import origins (and corresponding percentage of total imports) were: United States (30.6%), European Union (13.1%), China (10.9%), Brazil (7.3%), Mexico (6.7%), Argentina (3.1%), Japan (2.6%), Ecuador (2.2%), Peru (2.0%), Chile (1.9%), Canada (1.8%), Venezuela (1.7%), and others (16.1%).

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2009. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

In July 2009, the Government presented to Congress a tax reform bill that, among other things, seeks to extend the net worth tax through fiscal years 2011 through 2014, modify the tax rates on net worth from 1.2% to 0.6%, reduce the percentage of capital expenditures that can be deducted from 40% to 30% and maintain the net worth base subject to the tax.

Oil prices and impact on Public Sector Finance

In spite of the recent variations in oil prices, the Government does not currently expect a negative impact on public sector finances in the short term. Budget sensitivity to oil prices is relatively low because a reduction in oil revenues from Ecopetrol through dividends is compensated by lower fiscal expenses for fuel subsidies. Furthermore, income tax to be received from Ecopetrol in 2009 will be calculated over the total income before taxes of the company during 2008, which as of December 31, 2008, stood at Ps.16.0 trillion, 124.5% higher than the total income before taxes in 2007. Colombia cannot predict what will happen to oil prices in the fourth quarter of 2009 and beyond or its potential effect on public sector finances in the medium and long term.

Road infrastructure investments

The Government plans to invest in three substantial road projects that are expected to cost approximately Ps. 10.0 trillion (approximately U.S. $5.0 billion) in the aggregate: Ruta de las Americas, Ruta al Llano and Ruta de la Montaña. The Government is investigating various possible sources of funding for the projects, including the possible sale of up to approximately 10% of the Government’s interest in Ecopetrol.

Public Sector Debt

Public sector internal debt:

As of August 31, 2009, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 105.6 trillion, compared to Ps. 115.1 trillion at December 31, 2008. The following table shows the direct internal funded debt of the Central Government at August 31, 2009 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

	At August 31, 2009 (in millions of pesos)

Treasury Bonds	Ps.	105,561,245

Pension Bonds		9,558,918

Fogafin Bonds		717,594

Law 546 Bonds(1)		272,489

Titulos de Reduccion de Deuda (TRD)		4,328,705

Peace Bonds		79,377

Constant Value Bonds		1,796,602

Banco Agrario		274,620

Others(2)		184,215

Security Bonds		4,957

Total	Ps.	122,778,721

Total may differ due to rounding.

(1)	Includes Law 546 and debt reduction bonds.
(2)	Includes other assumed debt.

Source: Deputy Director of Risk—Ministry of Finance and Public Credit.

On February 4, 2009, the Government executed a debt exchange transaction in order to extend the maturity profile and increase the liquidity of the three-, five- and ten-year reference bonds of the local bond curve. The Government exchanged local fixed rate Titulos de Tesorería (“TES”) maturing from 2009 to 2011 for fixed rate TES maturing in 2012, 2014 and 2018 for a total amount of Ps. 3.7 trillion. The transaction reduced the Government’s internal funding target for 2009 from Ps. 22.0 trillion to Ps. 19.6 trillion.

On March 18, 2009, the Government executed a debt exchange transaction in order to extend the maturity profile, increase the liquidity of the three- and five-year reference bonds of the local bond curve and create a new fifteen-year reference bond. The Government exchanged local fixed and variable rate TES maturing from 2009 to 2015 for fixed rate TES maturing in 2012, 2014 and 2024 for a total amount of Ps. 4.3 trillion. The transaction further reduced the Government’s internal funding target for 2009 from Ps. 19.6 trillion to Ps. 18.8 trillion.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2008		At June 30, 2009
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S. $	24,351	U.S. $	26,212
Public Entities(2)
Guaranteed		1,773		1,853
Non-Guaranteed		2,596		2,700

Total External Funded Debt	U.S. $	28,720	U.S. $	30,764

1.	Provisional. Subject to revision. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2008 and June 30, 2009, respectively. Medium and long-term indebtedness. Excludes debt with resident financial institutions.
2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2008		At June 30, 2009
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S. $	12,343	U.S. $	12,846
IADB		5,684		5,728
World Bank		5,329		5,853
Others		1,330		1,265
Commercial Banks		1,058		1,160
Export Credit Institutions		233		196
Bonds		13,506		14,988
Foreign Governments		1,549		1,538
Suppliers		30		26

Total	U.S. $	28,720	U.S. $	30,764

Total may differ due to rounding.

(1)	Provisional. Subject to revision. Debt with an original maturity more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2008 and June 30, 2009, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

On January 6, 2009, Colombia issued U.S. $1,000,000,000 of 7.375% notes maturing on March 18, 2019. The notes are a new ten-year benchmark bond of Colombia.

On April 21, 2009, Colombia issued U.S. $1,000,000,000 of its 7.375% Notes due 2019 upon a reopening of such series.

On October 13, 2009, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S. $1,000,000,000 aggregate principal amount of its 6.125% Global Bonds due 2041. The settlement for the offering is expected to occur on October 20, 2009.